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04030988

June 21, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Attn: Mr. Paul Dudek

SUPPL

RECEIVED
2004 JUN 28 P 12:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Flash Report: Consolidated and Non-consolidated Financial Statements as of and for the one year period ended March 31, 2004 and dated May 14, 2004.

Since the information above does not fall within "press release and all other communications or materials distributed directly to security-holders of each class of securities to which the exemption relates", we have enclosed brief description of the information in lieu of submitting the English translation.

Thank you for your attention.

Yours truly,

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

Seishi Okeda

Seishi Ikeda

dlw 6/29

SI
Enclosure

cc: BELLUNA CO., LTD.
THE BANK OF NEW YORK

File No. 82-5233

Brief Explanation of

Flash Report: Consolidated and Non-consolidated Financial Statements as of and for the one year period ended March 31, 2004 and dated May 14, 2004

This information is Flash Report, so-called *Kessan Tanshin,* which should be submitted to the Tokyo Stock Exchange pursuant to Article 2 of the Regulation of Timely Disclosure of Listed Securities in the Tokyo Stock Exchange.

The Flash Report includes consolidated and non-consolidated financial statements of the Company for the relevant period while it does not include audit report. The Flash Report also includes (i) brief segmented business information on a consolidated basis; (ii) management policy and strategy; and (iii) brief explanations and clarifications of the results of operations for the relevant period.

The Flash Reports states the following information: On a consolidated basis, as of March 31, 2004, the total assets of the Company were 93,256 million yen, and the total shareholders' equity was 42,703 million yen. On a consolidated basis, for the one year period ended March 31, 2004, the net sales amounted to 109,626 million yen, the operating income amounted to 10,169 million yen, and the net income amounted to 6,490 million yen. The Company mainly engages in the mail-order business. As of March 31, 2004, the Company has seven consolidated subsidiaries.

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